SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2020

Commission file number: 001-35223

_______________________

BioLineRx Ltd.
(Translation of registrant’s name into English)

_______________________

2 HaMa’ayan Street
Modi’in 7177871, Israel
 (Address of Principal Executive Offices)

_______________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7):_____

Further to its Current Report on Form 6-K dated August 19, 2020, the registrant announces the following results of its Annual General Meeting of Shareholders (the “Meeting”) which was held on September 24, 2020 at 3:00 p.m. (Israel time):

In respect of Proposal 1 – The required majority of shareholders who participated in the Meeting voted in favor of the election of following persons to the Board of Directors, each to serve until the next annual general meeting of shareholders: Aharon Schwartz, Michael Anghel, B.J. Bormann, Raphael Hofstein and Sandra Panem.

In respect of Proposal 2 –The proposal regarding the amendments to the termination provisions of Philip Serlin, the Company’s Chief Executive Officer and the reduction in the exercise price of certain options to purchase ordinary shares held by Mr. Serlin, was approved by the required majority of shareholders who participated in the Meeting.

In respect of Proposal 3 – The required majority of shareholders who participated in the Meeting voted to approve an increase in the Company’s authorized ordinary shares and authorized share capital, and to amend the Articles of Association of the Company to reflect such increase.

In respect of Proposal 4 – The required majority of shareholders who participated in the Meeting voted in favor of the appointment of Kesselman & Kesselman, Certified Public Accountants (Isr.), a member firm of PricewaterhouseCoopers International Limited, as the registrant’s independent registered public accounting firm for the year ending December 31, 2020 and authorizing the Audit Committee of the Board of Directors to fix the compensation of said auditors in accordance with the scope and nature of their services.

This Form 6-K is hereby incorporated by reference into all effective registration statements filed by the registrant under the Securities Act of 1933.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BioLineRx Ltd.
By:	/s/ Philip A. Serlin
Philip A. Serlin
Chief Executive Officer

Dated: September 24, 2020